Exhibit 99.1

3Q 2024

Results

October 28, 2024

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

October 28, 2024 | Page 1

HIGHLIGHTS

Monterrey, Mexico, October 28, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the third quarter of 2024.

•	FEMSA: Total Consolidated Revenues grew 8.3% and Income from Operations increased 14.6% compared to 3Q23.

•	FEMSA Retail[1]: Proximity Americas total Revenues grew 4.8% and Income from operations increased 5.9% versus 3Q23.

•	DIGITAL: Spin by OXXO had 8.2 million active users[2] representing 28.9% growth compared to 3Q23 while Spin Premia had 23.8 million active loyalty users[2] representing 34.6% growth compared to 3Q23, and an average tender[3] of 38.5%.

•	COCA-COLA FEMSA: Total Revenues and Income from Operations grew 10.7% and 13.8%, respectively against 3Q23.

Financial Summary for the Third Quarter 2024

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
	3Q24	YTD24	3Q24	YTD24	3Q24	YTD24	3Q24	YTD24
FEMSA Consolidated	8.3%	10.2%	12.1%	14.0%	14.6%	14.1%
Proximity Americas	4.8%	9.3%	12.5%	16.3%	5.9%	7.9%	0.0%	4.3%
Proximity Europe	20.4%	11.7%	20.5%	13.5%	57.2%	71.7%	N.A.	N.A.
Health	12.5%	3.3%	15.7%	2.1%	7.2%	(17.2%)	7.4%	(3.5%)
Fuel	8.2%	13.0%	8.2%	10.2%	17.0%	14.6%	7.6%	9.9%
Coca-Cola FEMSA	10.7%	12.4%	11.3%	14.0%	13.9%	13.4%

José Antonio Fernandez Carbajal, FEMSA’s Chief Executive Officer, commented:

During the third quarter, most of our business units delivered encouraging results, with revenue growth and margin expansion across our income statement even as we continue to see a soft consumer environment in the second half of the year, particularly in our key Mexican market.

Proximity Americas had mixed trends in its same-store sales performance, with a growth in average ticket which offset a contraction in average traffic that reflected adverse weather in Mexico, a decline in volumes of our key beverage categories, and a demanding comparison base. However, stellar gross margin and continued solid store expansion once again set the division up for a good result. For its part, Coca-Cola FEMSA again delivered a notable set of numbers with double-digit growth in revenues and profits, reflecting positive dynamics in most markets which offset a softer performance in Mexico.

In similar fashion, Valora delivered strong results driven by a combination of solid execution and favorable currency effects, while OXXO Gas once again put together a robust set of numbers. Our Health division showed sequential improvement, reflecting better trends in certain markets as well as currency tailwinds, partially offset by the intense competitive environment in Mexico which the team is working hard to address. At Digital, the team made further progress growing our user base, with a focus on containing costs while generating more and better engagement, and recurring revenue.

During the quarter, we also continued to make progress with the remaining steps of FEMSA Forward, including the recent announcement that we signed a transaction to divest Solistica, and we closed the Delek transaction in the US, where we are already busy. We will keep you updated as we take on this exciting new challenge.

As we make a final push to achieve a strong close to the year, we are hard at work laying out the plans and objectives for an even better 2025. Once again, I want to thank our entire team for their unwavering effort and excellence.

1 FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

   Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

3 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

October 28, 2024 | Page 2

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

3Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	3Q24	3Q23	Var.
Total Revenues	196,771	181,681	8.3%
Gross Profit	79,368	181,681	12.1%
Gross Profit Margin (%)	40.3	39.0	130 bps
Income from Operations	17,374	15,164	14.6%
Operating Margin (%)	8.8	8.3	50 bps
Adjusted EBITDA[2]	28,909	24,164	19.6%
EBITDA Margin (%)	14.7	13.3	140 bps
Net Income	9,243	12,757	(27.5)%

Net Debt ex-KOF1

Amounts expressed in millions of Mexican Pesos (Ps.)

As of September 30, 2024	Ps.		US$[3]
Cash and Investments	138,652		7,042
Financial Debt	74,191		3,768
Lease Liabilities	105,845		5,375
Net debt	41,384		2,102
ND / Adjusted EBITDA	0.68	x	-

Total revenues increased 8.3% in 3Q24 compared to 3Q23, driven by growth across all our business units, and reflecting the benefit from favorable exchange rate effects due to the depreciation of the Mexican peso against most of our operating currencies.

Gross profit increased 12.1%. Gross margin increased 130 basis points, mainly reflecting margin expansions in Health, Proximity Americas and Coca-Cola FEMSA, and stable margins in Fuel and Proximity Europe.

Income from operations increased 14.6% mainly driven by growth across all our business units. The consolidated operating margin was 8.8% as a percentage of total sales, representing an expansion of 50 basis points, driven by margin expansion in Proximity Americas, Proximity Europe, Coca-Cola FEMSA, and Fuel. This was partially offset by a margin contraction in the Health division.

Our effective income tax rate was 31.4% in 3Q24 compared to 32.4% in 3Q23. Our income tax provision was Ps. 5,936 million in 3Q24.

Net consolidated income was Ps. 9,243 million, compared to Ps. 12,757 million in 3Q23, reflecting: i) a higher interest expense of Ps. 2,206 million compared to Ps. 476 million in 3Q23, net of interest gains, reflecting a tough comparison base from gains on derivative instruments in 3Q23; ii) a lower non-cash foreign exchange gain of Ps. 4,253 million compared to Ps. 5,327 million in 3Q23 related to a higher U.S. dollar-denominated cash position positively impacted from the depreciation of the Mexican peso, that was more than offset by a foreign exchange loss due to our debt positions in all of our currencies, net of foreign investment hedges; and iii) a higher loss in net income from discontinued operations of Ps. 3,752 million compared to Ps. 514 million in 3Q23, which includes an impairment of Ps. 3,873 million related to the divestment of Solistica.

Net majority income was Ps. 1.65 per FEMSA Unit4 and US$0.84 per FEMSA ADS3.

Net Debt / EBITDA. As of September 30, 2024, cash and investments were Ps. 138,652 million and total debt was Ps. 180,036 million, resulting in net debt of Ps. 41,384 million. Our Net Debt / EBITDA ratio ex-KOF was 0.68x.

Capital expenditures amounted to Ps. 12,138 million, 6.2% as a percentage of total sales, and an increase of 26.4% compared to the 3Q23, mainly driven by higher CAPEX in Coca-Cola FEMSA to increase our production and distribution capacity, and in Proximity Americas mainly allocated towards store base expansion, remodeling and optimization of stores, and the development of commercial capabilities to enhance value proposition and customer experience.

1 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

2 Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges.

   Adjusted EBITDA ex-KOF: FEMSA Consolidated EBITDA as described above – Coca-Cola FEMSA’s Consolidated EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

   All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.

3 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2024 was 19.6903 MXN per USD.

4FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2024 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2024 | Page 3

PROXIMITY AMERICAS OXXO (Mexico & Latam1)

3Q24 Financial Summary Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales
	3Q24	3Q23	Var.
Same-store sales (thousands of Ps.)	1,021.5	1,021.8	0.0%
Total Revenues	77,594	74,020	4.8%
Gross Profit	34,333	30,520	12.5%
Gross Profit Margin (%)	44.2	41.2	300 bps
Income from Operations	6,966	6,577	5.9%
Income from Operations Margin (%)	9.0	8.9	10 bps
Adjusted EBITDA	11,175	9,963	12.2%
Adjusted EBITDA Margin (%)	14.4	13.5	90 bps

Total revenues increased 4.8% in 3Q24 compared to 3Q23, reflecting flat same-store sales for the Proximity Americas Division, driven by 6.1% growth in average customer ticket and a decrease of 5.7% in store traffic. This decrease in store traffic reflects a challenging quarter, characterized by adverse weather conditions in Mexico, a tough comparison base, and a softer consumer environment in Mexico since the end of the second quarter. In particular, the Thirst and Gathering consumption occasions, two of the most important for OXXO, were negatively impacted by the adverse weather, with beer, sparkling beverages, and water showing relevant underperformance during the quarter. During this period, the OXXO store base in Mexico and Latam expanded by 328 units to reach 1,656 total net store additions for the last twelve months. As of September 30, 2024, Proximity Americas had a total of 24,008 OXXO stores.

Gross profit reached 44.2% of total revenues, reflecting a 300-basis point expansion driven by the higher contribution of financial services and an increase in commercial income, as well as revenue growth management initiatives which contributed to better pricing dynamics.

Income from operations represented 9.0% of total revenues, and a 10-basis point expansion compared to 3Q23, mainly reflecting the higher gross margin, deceleration in the growth in South America compared to the first half of the year, and a slower rate of growth in selling expenses versus previous quarters as a result of cost containment and efficiency initiatives. This was partially offset by higher operating expenses related to ongoing investments in commercial capabilities, such as segmentation, revenue management, and data analytics.

1 OXXO Latam: OXXO Colombia, Chile and Peru.

October 28, 2024 | Page 4

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased by 37.1% in 3Q24 compared to 3Q23, reflecting an average same-store sales increase of 13.6%, driven by strong performance in the grocery, dairy and frozen food categories, as well as the addition of 107 net new Bara stores for the last twelve months. During the quarter, the Bara store base expanded by 27 units reaching a total of 416 Bara stores as of September 30, 2024.

Grupo Nós2

Total revenues of OXXO Brazil in 3Q24 grew 63.4%3 year-over-year. This figure reflects the successful evolution and expansion of the OXXO value proposition in the region, which resulted in same-store sales growth of 10.1%3, as well as the addition of 184 net new OXXO stores for the last twelve months. During the quarter, the store base expanded by 39 units. As of September 30, 2024, Grupo Nós we had a total of 564 OXXO stores.

1Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 In local currency, BRL

October 28, 2024 | Page 5

PROXIMITY EUROPE Valora

3Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	3Q24	3Q23	Var.
Total Revenues	13,480	11,194	20.4%
Gross Profit	5,635	4,678	20.5%
Gross Profit Margin (%)	41.8	41.8	0 bps
Income from Operations	547	348	57.2%
Income from Operations Margin (%)	4.1	3.1	100 bps
Adjusted EBITDA	1,893	1,555	21.7%
Adjusted EBITDA Margin (%)	14.0	13.9	10 bps

Total revenues increased 20.4% in 3Q24 compared to 3Q23, reflecting robust performance across all countries. This result was primarily driven by the strong results of the retail and B2B foodservice business, supported by solid commercial income, and with a relevant impact from the appreciation of currencies against the Mexican peso. By the end of the period, Proximity Europe had 2,777 points of sale, a decrease of 33 points of sale in the last twelve months.

Gross profit reached 41.8% of total revenues, a stable margin explained by a sustained performance in the B2B business and solid commercial income. Positive trends were partially offset by challenging store traffic dynamics and macro headwinds in Germany.

Income from operations represented 4.1% of total revenues, 100 basis points higher year-on-year, driven by contributions from the B2B foodservice and retail business, coupled with effective cost management. Operating expenses rose by 17.5% to Ps. 5,088 million, primarily due to higher lease costs and a relevant impact from the appreciation of currencies against the Mexican peso.

October 28, 2024 | Page 6

HEALTH

3Q24 Financial Summary
Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales
	3Q24	3Q23	Var.
Same-store sales (thousands of Ps.)	947.0	881.7	7.4%
Total Revenues	20,883	18,569	12.5%
Gross Profit	6,282	5,431	15.7%
Gross Profit Margin (%)	30.1	29.2	90 bps
Income from Operations	905	844	7.2%
Income from Operations Margin (%)	4.3	4.5	(20	bps)
Adjusted EBITDA	2,009	1,848	8.7%
Adjusted EBITDA Margin (%)	9.6	10.0	(40	bps)

Total revenues increased 12.5% in 3Q24 compared to 3Q23, driven by revenue growth across all countries, and benefitted by the appreciation of currencies against the Mexican peso. During the quarter, the store base increased by 36 units reaching a total of 4,532 locations across our territories, as of September 30, 2024. This figure reflects the addition of 185 net new locations in the last twelve months. Same-store sales increased by an average of 7.4%, reflecting the trends described above and partially offset by a decline in Mexico reflecting the persistent competitive environment

Gross profit was 30.1% of total revenues, representing a 90-basis point expansion year on year, reflecting higher retail sales in in Colombia driven by strong consumer demand, coupled with efficiencies leveraged through our centralized purchasing office, enabling the division to optimize procurement and reduce costs.

Income from operations amounted to 4.3% of total revenues, a decline of 20 basis points, resulting in an increase of 7.2%, mainly explained by income from operations growth in Colombia and Ecuador and stable results in Chile, which were offset by a decline in Mexico. Operating expenses increased 17.2% to Ps. 5,377 million, explained by expenses incurred from strategic adjustments to our value proposition in Mexico and the expansion of stores in Colombia.

October 28, 2024 | Page 7

FUEL

3Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	3Q24	3Q23	Var.
Same-station sales (thousands of Ps.)	8,832.3	8,606.5	7.6%
Total Revenues	17,076	15,782	8.2%
Gross Profit	2,111	1,951	8.2%
Gross Profit Margin (%)	12.4	12.4	0 bps
Income from Operations	831	710	17.0%
Income from Operations Margin (%)	4.9	4.5	40 bps
Adjusted EBITDA	1,189	1,026	15.8%
Adjusted EBITDA Margin (%)	7.0	6.5	60 bps

Net Additions Vs. comparable quarter	Service Station Base Vs. comparable date	Same-Station Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues increased 8.2% in 3Q24 compared to 3Q23, reflecting a 7.6% average same-station sales increase, driven by 1.3% growth in average volume and 6.2% increase in the average price per liter. The OXXO Gas retail network had 569 points of sale as of September 30, 2024.

Gross profit was 12.4% of total revenues, replicating the profitability of 3Q23, mainly reflecting volume growth in the retail business, cost efficiencies and revenue management initiatives.

Income from operations accounted for 4.9% of total revenues. Operating expenses increased 3.1% to Ps. 1,280 million, below revenues, reflecting strict expense control and positive operating leverage.

October 28, 2024 | Page 8

FEMSA Retail Operations Summary

Total Revenue Growth (% vs year ago)

3Q24
Proximity Americas
OXXO[1]	4.8%
Mexico	3.9%
OXXO Latam[2]	46.6%

Other Proximity Americas formats
Bara	37.1%
OXXO Brazil[3]	63.4%

Proximity Europe[4]	6.4%
OXXO Gas	8.2%

FEMSA Health[5]	6.2%
Chile[6]	7.2%
Colombia[7]	7.4%
Ecuador[8]	4.2%
Mexico	2.4%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN.
3	Local currency (BRL). Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

   Total Unit Growth (% vs year ago)

3Q24
Proximity Americas
OXXO	7.4%
Mexico	6.2%
OXXO Latam[1]	40.1%

Other Proximity Americas formats
Bara	37.1%
OXXO Brazil[2]	63.4%

Proximity Europe[3]	6.4%
OXXO Gas	N.S.

FEMSA Health
Chile	4.4%
Colombia	11.1%
Ecuador	3.3%
Mexico	1.4%

1	Includes OXXO Colombia, Chile and Perú.
2	Operated through Grupo Nós, our joint-venture with Raízen.
3	Includes company owned and franchised units.

Same-Store Sales

3Q24
Proximity Americas
OXXO[1]	0.0%
Mexico	(0.2%)
OXXO Latam[2]	7.1%

Other Proximity Americas formats
Bara	13.6%
OXXO Brazil[3]	10.1%

Proximity Europe[4]	N.A.
OXXO Gas	7.6%

FEMSA Health[5]	4.2%
Chile[6]	5.3%
Colombia[7]	23.1%
Ecuador[8]	0.5%
Mexico	(4.0%)

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN.
3	Local currency (BRL). Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average. Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

October 28, 2024 | Page 9

DIGITAL@FEMSA[1]

Spin by OXXO

Spin by OXXO acquired 0.7 million users during the quarter to reach 12.5 million total users in 3Q24, compared to 8.8 million users in 3Q23. This represents an increase of 42.2% YoY and a 3.0% compound monthly growth rate.

Active users2 represented 65.8% of the total acquired user base representing 28.9% growth and reaching 8.2 million. Total transactions per month increased 4.9%3 during the quarter to reach an average of 60.3 million per month in 3Q24, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 2.9 million users during the quarter to reach 50.1 million total users in 3Q24, compared to 36.6 million users in 3Q23. This represents an increase of 36.9% YoY and a 2.7% compound monthly growth rate. Active users4 represented 47.5% of the total acquired user base representing 34.6% growth and reaching 23.8 million. The average tender5 during the quarter was 38.5%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the quarter-over-quarter growth of average monthly transactions.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

5 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

October 28, 2024 | Page 10

RESULTS FOR THE FIRST NINE MONTHS OF 2024

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the First Nine Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2024	2023	Var.
Total Revenues	572,866	519,811	10.2%
Gross Profit	230,365	202,163	14.0%
Gross Profit Margin (%)	40.2%	38.9%	130 bps
Income from Operations	47,990	42,071	14.1%
Operating Margin (%)	8.4	8.1	30 bps
Adjusted EBITDA[6]	80,939	69,276	16.8%
Adjusted EBITDA Margin (%)	14.1	13.3	80 bps
Consolidated Net Income	30,697	71,994	N.S.

Total revenues increased 10.2% reflecting growth across all of our business units.

Gross profit increased 14.0%. Gross margin increased 130 basis points to 40.2% of total revenues, reflecting a gross margin expansion at Proximity Americas, Coca-Cola FEMSA and Proximity Europe Divisions. This was partially offset by margin contractions at the Fuel and Health Divisions.

Income from operations rose by 14.1%. Our consolidated operating margin increased 30 basis points to 8.4% of total revenues, reflecting margin expansion at Coca-Cola FEMSA, Proximity Europe and Fuel. This was partially offset by margin contractions at Health and Proximity Americas.

Our effective income tax rate was 31.7% for the nine months of 2024, compared to 31.1% in 2023. Our income tax provision was Ps. 15,886 million for the nine months of 2024.

Net consolidated income was Ps. 30,697 million reflecting a decline of 57.4% compared to 3Q23 explained by; i) a challenging comparative base from the first nine months of 2023, which included a gain from the reclassification of FEMSA’s investment in Heineken to discontinued operations; ii) a lower interest income of Ps. 9,092 million compared to Ps. 12,664 million in of 2023 attributable a gain from the purchase of US$1.7 billion of debt during 2023; and iii) a higher interest expense amounting to Ps. 14,747 million compared to Ps. 8,633 million, net of interest gains, reflecting a tough comparison base from gains on derivative instruments in 2023. This was partially offset by a non-cash foreign exchange gain of Ps. 9,258 million related to FEMSA’s U.S. dollar-denominated cash position positive impacted by the depreciation of the Mexican peso.

Net majority income per FEMSA Unit7 was Ps. 5.97 (US$3.03 per ADS).

Capital expenditures amounted to Ps. 30,380 million, an increase of 33.7% compared to 2023, reflecting our store expansion in Proximity Americas, higher CAPEX in Coca-Cola FEMSA to increase our production and distribution capacity, and higher investments in core capabilities across our business units.

6 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

7 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2024 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2024 | Page 11

RECENT DEVELOPMENTS

●	On October 10, 2024, FEMSA announced it has reached a definitive agreement with Grupo Traxión, S.A.B. de C.V (BMV: TRAXIONA), a leading transportation and logistics company based in Mexico, to divest certain of FEMSA’s logistics operations doing business as Solistica. The transaction includes FEMSA’s transportation management operations in Mexico, as well as its contract logistics operations in Mexico, Colombia and Brazil. The transaction does not include FEMSA’s LTL (less-than-truckload) operations in Brazil. Total consideration for this transaction will be of approximately $4,060 million Mexican pesos, on a cash-free, debt-free basis.

●	On October 1, 2024, FEMSA announced that it has successfully closed the transaction previously announced on August 1, 2024, with Delek US Holdings, Inc. (“Delek”) (NYSE: DK), to acquire Delek’s retail operations, consisting of 249 convenience stores located mainly in Texas.

This acquisition represents an important milestone for FEMSA as it strategically expands its retail footprint into the U.S. market. Over time, and with a permanent focus on the consumer, FEMSA has developed robust capabilities such as store operation, segmentation, procurement, and supply chain management, which will be essential in the integration of the Delek stores.

●	On August 1, 2024, FEMSA announced that it has entered into definitive agreements with Delek US Holdings, Inc. (“Delek”) (NYSE: DK), to acquire Delek’s retail operations, consisting of 249 convenience stores located mainly in Texas, for a total amount of US$385 million dollars on a cash-free, debt-free basis, including the purchase of inventories.

●	On September 26, 2024, FEMSA announced that, after a remarkable 40-year career with the Company during which he played a pivotal role in shaping its growth and transformation, Carlos Arenas Cadena is stepping down and retiring from his position as CEO of OXXO Mexico.

Concurrently, FEMSA welcomes Carlos Arroyo Rico, who will become CEO of OXXO Mexico effective November 19th. From this date and until March 31st, 2025, both executives will work together implementing a smooth transition, and ensuring a seamless handover of responsibilities and continuity in strategic initiatives. Carlos Arroyo will report to José Antonio Fernández Garza, CEO of FEMSA Proximity and Health.

Carlos brings more than 25 years of leadership experience in Retail, including holding key roles with Walmart and The Coca-Cola Company in Mexico and Central America. Most recently, he served as CEO of Grupo Diagnóstico Proa.

●	On September 4, 2024, we received the equivalent of 54,072,460 FEMSA UBD shares from the second ASR program launched in May, for a total amount of USD 600 million. These shares are currently held in treasury.

October 28, 2024 | Page 12

CONFERENCE CALL INFORMATION

Our Third Quarter 2024 Conference Call will be held on: Monday, October 28, 2024, 10:30 AM Eastern Time (8:30 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/bbomq2ga/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 30, 2024, which was 19.6903 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Ten pages of tables to follow

October 28, 2024 | Page 13

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	196,771	100.0	181,681	100.0	8.3	572,866	100.0	519,811	100.0	10.2
Cost of sales	117,403	59.7	110,877	61.0	5.9	342,500	59.8	317,648	61.1	7.8
Gross profit	79,368	40.3	70,804	39.0	12.1	230,365	40.2	202,163	38.9	14.0
Administrative expenses	9,667	4.9	8,088	4.5	19.5	27,514	4.8	23,874	4.6	15.2
Selling expenses	52,561	26.7	47,822	26.3	9.9	154,707	27.0	136,114	26.2	13.7
Other operating expenses (income), net (1)	(234)	(0.1)	(270)	8.3	(13.4)	154	0.0	104	0.0	48.2
Income from operations (2)	17,374	8.8	15,164	8.3	14.6	47,990	8.4	42,071	8.1	14.1
Other non-operating expenses (income)	40		(272)		N.S.	664		(9,583)		N.S.
Interest expense	4,453		3,065		45.3	14,747		8,633		70.8
Interest income	2,247		2,589		(13.2)	9,092		12,664		(28.2)
Interest expense, net	2,206		476		N.S.	5,656		(4,031)		N.S.
Foreign exchange loss (gain)	(4,253)		(5,327)		(20.2)	(9,258)		3,542		N.S.
Other financial expenses (income), net	(3,779)		(4,820)		(21.6)	(8,450)		4,071		N.S.
Financing expenses, net	(1,573)		(4,344)		(63.8)	(2,794)		40		N.S.
Income before income tax and participation in associates results	18,906		19,781		(4.4)	50,120		51,619		(2.9)
Income tax	5,936		6,400		(7.3)	15,886		15,997		(0.7)
Participation in associates results (3)	24		(110)		N.S.	(311)		(538)		(42.3)
Continued Operations net income (Loss)	12,994		13,271		(2.1)	33,924		35,083		(3.3)
Discontinued Operations net income (Loss)	(3,752)		(514)		N.S.	(3,227)		36,911		N.S.
Consolidated net income (Loss)	9,243		12,757		(27.5)	30,697		71,994		(57.4)
Net majority income	5,897		9,742		(39.5)	21,366		63,964		(66.6)
Net minority income	3,345		3,016		10.9	9,331		8,030		16.2

Operative Cash Flow & CAPEX	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Income from operations	17,374	8.8	15,164	8.3	14.6	47,990	8.4	42,071	8.1	14.1
Depreciation	9,854	5.0	8,028	4.4	22.8	25,757	4.5	23,763	4.6	8.4
Amortization & other non-cash charges	1,681	0.9	972	0.5	72.9	7,191	1.3	3,443	0.7	108.9
Adjusted EBITDA	28,909	14.7	24,164	13.3	19.6	80,939	14.1	69,276	13.3	16.8
CAPEX	12,138	6.2	9,606	5.3	26.4	30,380	5.3	22,715	4.4	33.7

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

October 28, 2024 | Page 14

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Sep-24	Dec-23	% Inc.
Cash and cash equivalents	155,770	165,112	(5.7)
Investments	24,374	26,728	(8.8)
Accounts receivable	41,491	38,863	6.8
Inventories	63,171	58,222	8.5
Other current assets	29,369	41,415	(29.1)
Current Assets Available for sale	25,494	25,819	(1.3)
Total current assets	339,669	356,159	(4.6)
Investments in shares	36,704	26,247	39.8
Property, plant and equipment, net	162,387	141,530	14.7
Right of use	97,812	87,941	11.2
Intangible assets (1)	147,063	143,218	2.7
Other assets	66,264	50,761	30.5
TOTAL ASSETS	849,899	805,856	5.5

LIABILITIES & STOCKHOLDERS’ EQUITY	Sep-24	Dec-23	% Inc.
Bank loans	3,072	2,453	25.2
Current maturities of long-term debt	5,207	8,955	(41.9)
Interest payable	1,841	1,677	9.8
Current maturities of long-term leases	14,364	12,236	17.4
Operating liabilities	171,753	148,447	15.7
Short term liabilities available for sale	13,164	11,569	13.8
Total current liabilities	209,401	185,337	13.0
Long-term debt (2)	137,794	125,417	9.9
Long-term leases	93,468	83,838	11.5
Laboral obligations	7,815	6,920	12.9
Other liabilities	24,161	25,975	(7.0)
Total liabilities	472,639	427,487	10.6
Total stockholders’ equity	377,260	378,369	(0.3)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	849,899	805,856	5.5

	September 30, 2024
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	52.2%	9.1%
U.S. Dollars	27.5%	3.3%
Euros	7.6%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	0.7%	6.3%
Argentine pesos	0.5%	50.1%
Brazilian reais	10.4%	9.3%
Chilean pesos	1.2%	6.9%
Total debt	100.0%	7.2%

Fixed rate (2)	82.5%
Variable rate (2)	17.5%

DEBT MATURITY PROFILE	2024	2025	2026	2027	2028	2029+
% of Total Debt	3.2%	2.6%	9.8%	6.9%	11.5%	66.0%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

October 28, 2024 | Page 15

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended September 30, 2024
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF[3]
Proximity Americas & Europe	2,547	-	2,547
Fuel	206	-	206
Health Division	392	-	392
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	2,692	(2,692)	-
Other[2]	(395)	-	(395)
FEMSA Consolidated	5,442	(2,692)	2,749

Dividends Received[3]	-	343	343

FEMSA Consolidated ex-KOF	5,442	(2,349)	3,093

	As of September 30, 2024
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	7,042	-	7,042
Coca-Cola FEMSA Cash & Equivalents	2,107	(2,107)	-
Cash & Equivalents	9,149	(2,107)	7,042

Financial Debt[4]	3,768	-	3,768
Coca-Cola FEMSA Financial Debt	3,651	(3,651)	-
Lease Liabilities	5,364	-	5,364
Coca-Cola FEMSA Lease Liabilities	112	(112)	-
Debt	12,895	(3,763)	9,132

FEMSA Net Debt	3,746	(1,655)	2,091

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for September 30, 2024 which was 19.6903 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Digital@FEMSA), FEMSA corporate expenses and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$333 mm and EUR$8 mm from Heineken during the last twelve months.

4 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

October 28, 2024 | Page 16

EPS with Repurchased Shares

Amounts expressed in millions of Mexican Pesos (Ps.)

As Reported

Total Shares Outstanding
FEMSAUBD	3,578,226,270

	YTD	3Q24
Net majority income	21,366	5,897

# FEMSAUBD	3,578,226,270

EPS (Mxn Ps. / Unit)	5.97	1.65

Proforma

Total Shares Excluding Shares in Treasury
FEMSAUBD	3,476,024,947

Shares in Treasury
FEMSAUBD	102,201,323

	YTD	3Q24
Net majority income	21,366	5,897

# FEMSAUBD	3,476,024,947

EPS (Mxn Ps. / Unit)	6.15	1.70

October 28, 2024 | Page 17

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	77,594	100.0	74,020	100.0	4.8	226,205	100.0	206,990	100.0	9.3
Cost of sales	43,261	55.8	43,500	58.8	(0.6)	127,822	56.5	122,381	59.1	4.4
Gross profit	34,333	44.2	30,520	41.2	12.5	98,383	43.5	84,609	40.9	16.3
Administrative expenses	2,447	3.2	1,737	2.3	40.9	5,886	2.6	4,507	2.2	30.6
Selling expenses	24,806	32.0	22,110	29.9	12.2	72,494	32.0	61,687	29.8	17.5
Other operating expenses (income), net	114	0.1	96	0.1	18.8	302	0.1	164	0.1	83.9
Income from operations	6,966	9.0	6,577	8.9	5.9	19,701	8.7	18,251	8.8	7.9
Depreciation	3,499	4.5	3,140	4.2	11.4	10,243	4.5	9,157	4.4	11.9
Amortization & other non-cash charges	710	0.9	246	0.3	N.S.	1,740	0.8	688	0.3	N.S.
Adjusted EBITDA	11,175	14.4	9,963	13.5	12.2	31,685	14.0	28,096	13.6	12.8
CAPEX	4,128		4,198		(1.7)	12,336		9,804		25.8

Information of OXXO Stores
Total stores						24,008		22,059		7.4
Stores Mexico						22,931		21,389		6.2
Stores South America						1,077		769		40.1
Net new convenience stores:
vs. Last quarter	328		293		11.9
Year-to-date	1,142		894		27.7
Last-twelve-months	1,656		1,453		14.0

Same-store data: (1)
Sales (thousands of pesos)	1,021.5		1,021.8		0.0	1,013.4		971.9		4.3
Traffic (thousands of transactions)	17.9		19.0		(5.7)	18.1		18.4		(1.5)
Ticket (pesos)	57.0		53.7		6.1	56.0		52.9		5.9

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

October 28, 2024 | Page 18

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	13,480	100.0	11,194	100.0	20.4	35,885	100.0	32,137	100.0	11.7
Cost of sales	7,845	58.2	6,516	58.2	20.4	20,556	57.3	18,635	58.0	10.3
Gross profit	5,635	41.8	4,678	41.8	20.5	15,330	42.7	13,502	42.0	13.5
Administrative expenses	920	6.8	815	7.3	12.9	2,595	7.2	2,335	7.3	11.1
Selling expenses	4,156	30.8	3,518	31.4	18.1	11,375	31.7	10,416	32.4	9.2
Other operating expenses (income), net	13	0.1	(3)	(0.0)	N.S.	(21)	(0.1)	(53)	(0.2)	(60.7)
Income from operations	547	4.1	348	3.1	57.2	1,380	3.8	804	2.5	71.7
Depreciation	1,221	9.1	1,079	9.6	13.1	3,448	9.6	3,261	10.1	5.7
Amortization & other non-cash charges	125	0.9	128	1.1	(2.3)	400	1.1	337	1.0	18.8
Adjusted EBITDA	1,893	14.0	1,555	13.9	21.7	5,229	14.6	4,402	13.7	18.8
CAPEX	614		468		31.3	1,283		742		72.8

October 28, 2024 | Page 19

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	20,883	100.0	18,569	100.0	12.5	57,931	100.0	56,105	100.0	3.3
Cost of sales	14,601	69.9	13,138	70.8	11.1	40,704	70.3	39,228	69.9	3.8
Gross profit	6,282	30.1	5,431	29.2	15.7	17,227	29.7	16,877	30.1	2.1
Administrative expenses	1,099	5.3	768	4.1	43.2	3,225	5.6	2,238	4.0	44.1
Selling expenses	4,266	20.4	3,836	20.7	11.2	11,709	20.2	11,867	21.2	(1.3)
Other operating expenses (income), net	11	0.1	(17)	(0.1)	N.S.	12	0.0	16	0.0	(25.1)
Income from operations	905	4.3	844	4.5	7.2	2,282	3.9	2,756	4.9	(17.2)
Depreciation	834	4.0	762	4.1	9.5	2,366	4.1	2,311	4.1	2.4
Amortization & other non-cash charges	270	1.3	242	1.3	11.4	786	1.4	744	1.3	5.7
Adjusted EBITDA	2,009	9.6	1,848	10.0	8.7	5,434	9.4	5,811	10.4	(6.5)
CAPEX	530		378		40.4	1,089		996		9.4

Information of Stores
Total stores						4,532		4,347		4.3
Stores Mexico						1,737		1,710		1.6
Stores South America						2,795		2,637		6.0

Net new stores:
vs. Last quarter	36		80		(55.0)
Year-to-date	58		241		(75.9)
Last-twelve-months	185		365		(49.3)

Same-store data: (1)
Sales (thousands of pesos)	947.0		881.7		7.4%	896.5		928.9		(3.5%)

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

October 28, 2024 | Page 20

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	17,076	100.0	15,782	100.0	8.2	49,034	100.0	43,378	100.0	13.0
Cost of sales	14,965	87.6	13,831	87.6	8.2	43,170	88.0	38,056	87.7	13.4
Gross profit	2,111	12.4	1,951	12.4	8.2	5,864	12.0	5,322	12.3	10.2
Administrative expenses	47	0.3	70	0.4	(32.8)	235	0.5	199	0.5	17.8
Selling expenses	1,241	7.3	1,152	7.3	7.7	3,590	7.3	3,303	7.6	8.7
Other operating expenses (income), net	(8)	(0.0)	19	0.1	N.S.	(24)	(0.0)	19	0.0	N.S.
Income from operations	831	4.9	710	4.5	17.0	2,064	4.2	1,801	4.2	14.6
Depreciation	254	1.5	285	1.8	(10.8)	653	1.3	844	1.9	(22.6)
Amortization & other non-cash charges	104	0.6	31	0.2	N.S.	337	0.7	60	0.1	N.S.
Adjusted EBITDA	1,189	7.0	1,026	6.5	15.8	3,054	6.2	2,705	6.2	12.9
CAPEX	119		48		146.4	213		116		83.6

Information of OXXO GAS Service Stations
Total stores						569		571	(0.4)
Net new convenience stores:
vs. Last quarter	(1)		1		N.S.
Year-to-date	(2)		3		N.S.
Last-twelve-months	(2)		3		N.S.
Volume (millions of liters) total stations	662		653		1.3
Same-store data: (1)
Sales (thousands of pesos)	8,832.3		8,206.5		7.6	8,423.1		7,664.6		9.9
Traffic (thousands of liters)	396.7		391.6		1.3	387.0		369.8		4.7
Average price per liter	22.3		21.0		6.2	21.8		20.7		5.0

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

October 28, 2024 | Page 21

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2024	% of rev.	2023	% of rev.	% Var.	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	69,601	100.0	62,853	100.0	10.7	203,873	100.0	181,376	100.0	12.4
Cost of sales	37,507	53.9	34,005	54.1	10.3	110,987	54.4	99,926	55.1	11.1
Gross profit	32,094	46.1	28,848	45.9	11.3	92,886	45.6	81,451	44.9	14.0
Administrative expenses	3,338	4.8	3,239	5.2	3.1	10,080	4.9	9,824	5.4	2.6
Selling expenses	19,085	27.4	16,731	26.6	14.1	53,996	26.5	46,676	25.7	15.7
Other operating expenses (income), net	31	0.0	419	0.7	N.S.	774	0.4	235	0.1	N.S.
Income from operations	9,638	13.8	8,460	13.5	13.9	28,037	13.8	24,716	13.6	13.4
Depreciation	2,858	4.1	2,468	3.9	15.8	8,110	4.0	7,179	4.0	13.0
Amortization & other non-cash charges	1,504	2.2	902	1.4	66.7	3,897	1.9	1,842	1.0	111.6
Adjusted EBITDA	14,001	20.1	11,830	18.8	18.3	40,044	19.6	33,737	18.6	18.7
CAPEX	6,981		4,964		40.6	15,714		11,713		34.1

Sales Volumes
(Millions of unit cases)
Mexico and Central America	629.0	60.4	633.2	61.3	(0.7)	1,904.5	60.5	1,813.9	60.6	5.0
South America	140.1	13.5	144.0	13.9	(2.7)	411.4	13.1	420.5	14.1	(2.2)
Brazil	272.0	26.1	255.9	24.8	6.3	829.7	26.4	757.2	25.3	9.6
Total	1,041.1	100.0	1,033.1	100.0	0.8	3,145.6	100.0	2,991.6	100.0	5.1

October 28, 2024 | Page 22

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	3Q 2024	LTM (1) Sep-24	Sep-24		Sep-23
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.10%	4.66%	19.63	1.0000	17.62	1.0000
Colombia	0.26%	6.04%	4,164.21	0.0047	4,053.76	0.0043
Brazil	0.51%	3.93%	5.45	3.6029	5.01	3.5186
Argentina	7.43%	224.74%	970.50	0.0202	349.95	0.0503
Chile	0.85%	4.71%	897.68	0.0219	895.60	0.0197
Euro Zone	0.04%	1.76%	0.89	21.9593	0.95	18.5710

October 28, 2024 | Page 23

FUTURE-READY

THIRD QUARTER 2024 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Bryan Silva| bryan.silva@kof.com.mx

Coca-Cola FEMSA

Mexico City, October 25, 2024, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter of 2024.

THIRD QUARTER HIGHLIGHTS

•	Volume growth 0.8%
•	Revenue growth 10.7%
•	Operating income growth 13.9%
•	Majority net income growth 8.9%
•	Earnings per share[1] were Ps. 0.35. (Earnings per unit were Ps. 2.79 and per ADS were Ps. 27.89.)
•	Initiated pilot of a new salesforce automation tool, Juntos+ Advisor, with encouraging results in Brazil

FIRST NINE MONTHS HIGHLIGHTS

•	Volume growth 5.1%
•	Revenue growth 12.4%
•	Operating income growth 13.4%
•	Majority net income growth 15.7%
•	Earnings per share[1] were Ps. 0.98. (Earnings per unit were Ps. 7.83 and per ADS were Ps. 78.28.)x

FINANCIAL SUMMARY FOR THE THIRD QUARTER RESULTS

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q24	YTD 2024	3Q24	YTD 2024	3Q24	YTD 2024	3Q24	YTD 2024
	Consolidated	10.7%	12.4%	11.3%	14.0%	13.9%	13.4%	8.9%	15.7%
As Reported	Mexico & Central America	9.0%	12.3%	10.7%	13.7%	11.3%	12.1%
	South America	13.6%	12.6%	12.2%	14.7%	20.6%	16.6%

	Consolidated	11.3%	15.7%	11.5%	17.2%	13.6%	16.3%
Comparable (2)	Mexico & Central America	6.7%	12.0%	8.4%	13.4%	9.1%	12.0%
	South America	19.5%	22.0%	17.4%	24.9%	25.7%	28.1%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“Our third-quarter results underscore the resilience of our business and the strategic execution that drives Coca-Cola FEMSA forward. Despite unfavorable weather conditions in Mexico, our consolidated volumes remained resilient, driven mainly by the solid growth achieved in Brazil and Guatemala. At the same time, our team’s focus on growing the core business and driving cost and expense efficiencies enabled our revenues and operating income to grow by double digits.

On the B2B front, we continued deploying Juntos+, which now reaches 1.2 million monthly active buyers across Latin America. Additionally, we initiated the pilot of our new salesforce automation tool, Juntos+ Advisor, with encouraging results. Juntos + Advisor leverages advanced AI models, empowering our salesforce to help our clients reach their full potential and significantly improving our customer’s omnichannel experience. Finally, we are progressively adding the necessary production and distribution capacity across key markets to enable future growth and deliver long-term value for all our stakeholders.

Moreover, we express our sincere support to all the people impacted by Hurricane John in the state of Guerrero during the quarter. Our team has worked tirelessly in providing support to our employees, their families, and the affected communities. We are also encouraged that the reopening of our plant in Porto Alegre is progressing according to plan; we resumed operations in our distribution center, while bottling operations will gradually begin as of the fourth quarter.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q24 Results	Page 2 of 17
October 25, 2024

RECENT DEVELOPMENTS

•	On September 5, the Company announced that it achieved the sustainability performance target contemplated in its sustainability-linked bonds by achieving a water use efficiency ratio of 1.36 liters per liter of beverage produced, and that such compliance has been confirmed by an external and independent verifier. As a result, Coca-Cola FEMSA confirms that the calculation of the interest rate applicable to the sustainability-linked bonds as of the interest period beginning on September 19, 2024, will not incur any modifications.

•	Coca-Cola FEMSA mobilized efforts to support the communities affected by Hurricane John in the state of Guerrero, Mexico. As part of its commitment to aid in the recovery of the region, the Company coordinated with local authorities to provide humanitarian relief, including donations of water, food, and essential supplies to the most impacted areas. Coca-Cola FEMSA also deployed two water purification trucks, which have delivered almost 50 thousand liters of drinkable water, equivalent to 2.4 thousand water jugs, ensuring access to clean water for those in need. These efforts underscore the Company’s dedication to supporting both its employees and the broader community in this challenging time.

•	After the announcement of the temporary closure of its facility in Porto Alegre due to the flooding that affected Rio Grande do Sul, Brazil last May, Coca-Cola FEMSA announced that plans to reopen the facility continue progressing according to expectations. The distribution center resumed operations as of October, initially at partial capacity. Production facilities are expected to gradually restart during the fourth quarter. Furthermore, the Company continues to offer support to its employees, their families, its customers, and the community.

•	On October 15, 2024, Coca-Cola FEMSA paid the third installment of the ordinary dividend approved for Ps. 0.19 per share, for a total cash distribution of Ps. 3,193.26 million. On December 9, 2024, Coca-Cola FEMSA will pay the fourth and final installment of this dividend.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q24 Results	Page 3 of 17
October 25, 2024

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2024	3Q 2023	Δ%	Δ%
Total revenues	69,601	62,853	10.7%	11.3%
Gross profit	32,094	28,848	11.3%	11.5%
Operating income	9,638	8,460	13.9%	13.6%
Adj. EBITDA (2)	14,001	11,830	18.4%	19.3%

Volume increased 0.8% to 1,041.1 million unit cases, driven by volume growth in our Brazil, Guatemala, and Central America South territories, coupled with stable volume performance in Argentina. This increase was partially offset by volume declines in Mexico, Colombia, and Uruguay.

Total revenues increased 10.7% to Ps. 69,601 million. This increase was driven mainly by our revenue management initiatives and favorable mix effects. Excluding currency translation effects, total revenues increased 11.3%.

Gross profit increased 11.3% to Ps. 32,094 million, and gross margin increased 20 basis points to 46.1%. This expansion was driven mainly by our top-line growth, coupled with easing raw material costs and favorable hedging initiatives. These effects were partially offset by an increase in purchases of finished product in Brazil, higher fixed costs and the depreciation of the Argentine Peso. Excluding currency translation effects, gross profit increased 11.5%.

Operating income increased 13.9% to Ps. 9,638 million, and operating margin increased 30 basis points to 13.8%. This margin expansion was driven mainly by operating expense efficiencies and favorable mix effects that mitigated margin pressures related to higher operating expenses such as labor, marketing, freight, and maintenance. In addition, we recognized one-time income of Ps. 339 million for the quarter related to insurance claims from Hurricane Otis’ impact on Mexico in October 2023. Excluding currency translation effects, operating income increased 13.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q24 Results	Page 4 of 17
October 25, 2024

Comprehensive financing result recorded an expense of Ps. 823 million, compared to an expense of Ps. 552 million in the previous year. This increase was driven mainly by a lower foreign exchange gain of Ps. 49 million in the third quarter of 2024 as compared to a gain of Ps. 322 million in the same period of the previous year. In addition, we recognized higher interest expense, net, of Ps. 1,059 million as compared to Ps. 986 million in the same period of the previous year, mainly because of new debt in Argentina and an increase in interest rates in our floating debt.

These effects were partially offset by a higher gain in monetary positions in inflationary subsidiaries as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 31.5% as compared to 29.6% during the same period of 2023. This increase was driven mainly by deferred taxes.

Net income attributable to equity holders of the company was Ps. 5,858 million as compared to Ps. 5,380 million during the same period of the previous year. This increase was driven mainly by operating income growth, partially offset by an increase in our comprehensive financing result and in income taxes. Earnings per share1 were Ps. 0.35 (Earnings per unit were Ps. 2.79 and per ADS were Ps. 27.89.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q24 Results	Page 5 of 17
October 25, 2024

CONSOLIDATED FIRST NINE months RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2024	YTD 2023	Δ%	Δ%
Total revenues	203,873	181,376	12.4%	15.7%
Gross profit	92,886	81,451	14.0%	17.2%
Operating income	28,037	24,716	13.4%	16.3%
Adj. EBITDA (2)	40,044	33,737	18.7%	22.6%

Volume increased 5.1% to 3,145.6 million unit cases, driven by volume growth in most of our territories, including Mexico, Brazil, Guatemala, Colombia, and our Central America South territories, partially offset by a decrease in Argentina and Uruguay.

Total revenues increased 12.4% to Ps. 203,873 million. This increase was driven mainly by our solid volume growth and revenue management initiatives. These effects were partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 15.7%.

Gross profit increased 14.0% to Ps. 92,886 million, and gross margin expanded 70 basis points to 45.6%. This gross profit increase was driven mainly by our top-line growth, coupled with favorable packaging costs and hedging initiatives. These effects were partially offset by higher sweetener costs across our territories and the depreciation of the Argentine Peso. Excluding currency translation effects, gross profit increased 17.2%.

Operating income increased 13.4% to Ps. 28,037 million, and operating margin increased 20 basis points to 13.8%. This increase was driven by top-line growth and operating expense efficiencies. These effects were partially offset by increases in operating expenses such as labor, freight, and maintenance, coupled with a tough comparison base that included a non-cash operating foreign exchange gain in Mexico, as compared to a loss this year. Excluding currency translation effects, operating income increased 16.3%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q24 Results	Page 6 of 17
October 25, 2024

Comprehensive financing result recorded an expense of Ps. 2,918 million, compared to an expense of Ps. 3,329 million in the previous year. This decrease is explained mainly by a foreign exchange gain of Ps. 249 million as compared to a loss of Ps. 739 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during the first nine months of 2024.

These effects were partially offset by an increase in our interest expense, net, of Ps. 3,415 million as compared to an expense of Ps. 2,804 million in the same period of the previous year, mainly because of an increase in our debt in Argentina partially offset by a reduction in our interest income and the maturity of a Mexican peso denominated bond.

Income tax as a percentage of income before taxes was 32.5% as compared to 29.6% during the same period of 2023. This increase was driven mainly by deferred taxes.

Net income attributable to equity holders of the company increased 15.7% to reach Ps. 16,445 million during the first nine months of 2024, as compared to Ps. 14,213 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. These effects were partially offset by higher income taxes. Earnings per share1 were Ps. 0.98 (Earnings per unit were Ps. 7.83 and per ADS were Ps. 78.28.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q24 Results	Page 7 of 17
October 25, 2024

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2024	3Q 2023	Δ%	Δ%
Total revenues	42,546	39,035	9.0%	6.7%
Gross profit	20,691	18,689	10.7%	8.4%
Operating income	6,711	6,032	11.3%	9.1%
Adj. EBITDA (2)	9,411	8,182	15.0%	12.7%

Volume decreased 0.7% driven by a 1.5% decline in Mexico mainly because of unfavorable weather conditions, partially offset by a 7.5% increase in Guatemala and a 1.5% increase in our Central America South territories.

Total revenues increased 9.0% to Ps. 42,546 million, driven mainly by revenue management initiatives and the favorable translation effect from most of our operating currencies into Mexican Pesos. These effects were partially offset by a slight volume decline. Excluding currency translation effects, total revenues increased 6.7%.

Gross profit increased 10.7% to Ps. 20,691 million, and gross margin expanded 70 basis points to 48.6%. This margin expansion was driven mainly by our top-line growth, easing sweetener and packaging costs, coupled with favorable hedging initiatives. These effects were partially offset by higher fixed costs. Excluding currency translation effects, gross profit increased 8.4%.

Operating income increased 11.3% to Ps. 6,711 million, and operating margin increased 30 basis points to 15.8%. This increase was driven mainly by our top-line growth, favorable mix, and operating expense efficiencies that mitigated margin pressures related to higher operating expenses such as labor, marketing, freight, and maintenance, coupled with an operating foreign exchange loss. In addition, this quarter we recognized one-time income of Ps. 339 million related to insurance claims from Hurricane Otis’ impact on Mexico in October 2023. Excluding currency translation effects, operating income increased 9.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q24 Results	Page 8 of 17
October 25, 2024

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2024	3Q 2023	Δ%	Δ%
Total revenues	27,056	23,818	13.6%	19.5%
Gross profit	11,403	10,159	12.2%	17.4%
Operating income	2,927	2,428	20.6%	25.7%
Adj. EBITDA (2)	4,590	3,647	25.8%	35.5%

Volume increased 3.1% to 412.1 million unit cases, driven mainly by a 6.3% volume growth in Brazil and stable performance in Argentina. These effects were partially offset by volume declines of 4.0% in Colombia and 2.6% in Uruguay.

Total revenues increased 13.6% to Ps. 27,056 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 19.5%.

Gross profit increased 12.2% to Ps. 11,403 million, and gross margin contracted 60 basis points to 42.1%. This contraction was driven mainly by increases in sweetener costs, purchases of finished products, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by our top-line growth, declining packaging costs, and favorable hedging strategies. Excluding currency translation effects, gross profit increased 17.4%.

Operating income increased 20.6% to Ps. 2,927 million, resulting in an operating margin expansion of 60 basis points to 10.8%. This increase was driven mainly by operating leverage resulting from top-line growth and cost and expense control initiatives. These effects were partially offset by higher fixed costs and expenses such as freight, labor, and the top-line contraction from Argentina. Excluding currency translation effects, operating income increased 25.7%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q24 Results	Page 9 of 17
October 25, 2024

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Coca-Cola FEMSA Reports 3Q24 Results	Page 10 of 17
October 25, 2024

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 272 million consumers. With over 104,000 employees, the Company markets and sells approximately 4 billion unit cases through more than 2.1 million points of sale a year. Operating 56 manufacturing plants and 252 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q24 Results	Page 11 of 17
October 25, 2024

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,153.2		6,048.6		1.7%	1.7%	18,484.0		17,548.7		5.3%	5.3%
Volume (million unit cases)	1,041.1		1,033.1		0.8%	0.8%	3,145.6		2,991.6		5.1%	5.1%
Average price per unit case	64.93		58.87		10.3%		63.00		58.72		7.3%
Net revenues	69,399		62,612		10.8%		203,342		180,780		12.5%
Other operating revenues	203		241		-15.9%		532		596		-10.7%
Total revenues (2)	69,601	100.0%	62,853	100.0%	10.7%	11.3%	203,873	100.0%	181,376	100.0%	12.4%	15.7%
Cost of goods sold	37,507	53.9%	34,005	54.1%	10.3%		110,987	54.4%	99,925	55.1%	11.1%
Gross profit	32,094	46.1%	28,848	45.9%	11.3%	11.5%	92,886	45.6%	81,451	44.9%	14.0%	17.2%
Operating expenses	22,425	32.2%	19,970	31.8%	12.3%		64,076	31.4%	56,500	31.2%	13.4%
Other operative expenses, net	76	0.1%	500	0.8%	-84.8%		940	0.5%	421	0.2%	123.4%
Operative equity method (gain) loss in associates(3)	(45)	-0.1%	(82)	-0.1%	-45.3%		(166)	-0.1%	(187)	-0.1%	-10.8%
Operating income (5)	9,638	13.8%	8,460	13.5%	13.9%	13.6%	28,037	13.8%	24,716	13.6%	13.4%	16.3%
Other non operative expenses, net	94	0.1%	138	0.2%	-32.0%		67	0.0%	484	0.3%	-86.2%
Non Operative equity method (gain) loss in associates (4)	(133)	-0.2%	(16)	0.0%	718.7%		(75)	0.0%	149	0.1%	NA
Interest expense	1,909		1,707		11.8%		5,580		5,382		3.7%
Interest income	850		721		17.9%		2,165		2,578		-16.0%
Interest expense, net	1,059		986		7.3%		3,415		2,804		21.8%
Foreign exchange loss (gain)	(49)		(322)		-84.8%		(249)		739		-133.7%
Loss (gain) on monetary position in inflationary subsidiaries	(100)		(17)		486.5%		(147)		(134)		10.0%
Market value (gain) loss on financial instruments	(86)		(95)		-9.1%		(101)		(80)		26.6%
Comprehensive financing result	823		552		49.0%		2,918		3,329		-12.4%
Income before taxes	8,854		7,786		13.7%		25,127		20,754		21.1%
Income taxes	2,731		2,273		20.2%		8,074		6,128		31.8%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	6,123		5,513		11.1%		17,052		14,627		16.6%
Net income attributable to equity holders of the company	5,858	8.4%	5,380	8.6%	8.9%	7.9%	16,445	8.1%	14,213	7.8%	15.7%	18.7%
Non-controlling interest	265	0.4%	133	0.2%	99.4%		607	0.3%	414	0.2%	46.7%

Adj. EBITDA & CAPEX	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,638	13.8%	8,460	13.5%	13.9%	13.6%	28,037	13.8%	24,716	13.6%	13.4%	16.3%
Depreciation	2,858		2,468		15.8%		8,110		7,179		13.0%
Amortization and other operative non-cash charges	1,504		902		66.8%		3,897		1,841		111.7%
Adj. EBITDA (5)(6)	14,001	20.1%	11,830	18.8%	18.4%	19.3%	40,044	19.6%	33,737	18.6%	18.7%	22.6%
CAPEX(8)	6,945		4,976		39.6%		15,638		11,713		33.5%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of September 30, 2024, the investment in fixed assets effectively paid is equivalent to Ps. 15,717 million.

Coca-Cola FEMSA Reports 3Q24 Results	Page 12 of 17
October 25, 2024

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,250.4		3,232.8		0.5%	0.5%	9,834.9		9,363.2		5.0%	5.0%
Volume (million unit cases)	629.0		633.2		-0.7%	-0.7%	1,904.5		1,813.9		5.0%	5.0%
Average price per unit case	67.16		61.28		9.6%		65.50		61.36		6.7%
Net revenues	42,533		39,024				125,455		111,717
Other operating revenues	13		11				1		23
Total Revenues (2)	42,546	100.0%	39,035	100.0%	9.0%	6.7%	125,456	100.0%	111,740	100.0%	12.3%	12.0%
Cost of goods sold	21,855	51.4%	20,346	52.1%			64,930	51.8%	58,497	52.4%
Gross profit	20,690.8	48.6%	18,688.8	47.9%	10.7%	8.4%	60,526.4	48.2%	53,243.0	47.6%	13.7%	13.4%
Operating expenses	13,971.0	32.8%	12,369.9	31.7%			40,325.4	32.1%	35,680.3	31.9%
Other operative expenses, net	36	0.1%	344	-0.1%			633	0.5%	132	0.1%
Operative equity method (gain) loss in associates (3)	(27)	-0.1%	(57)	-0.1%			(115)	-0.1%	(121)	-0.1%
Operating income (4)	6,711	15.8%	6,032	15.5%	11.3%	9.1%	19,683	15.7%	17,552	15.7%	12.1%	12.0%
Depreciation, amortization & other operating non-cash charges	2,700	6.3%	2,151	5.5%			7,354	5.9%	5,566	5.0%
Adj. EBITDA (4)(5)	9,411	22.1%	8,182	21.0%	15.0%	12.7%	27,037	21.6%	23,118	20.7%	17.0%	16.7%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,902.7		2,815.8		3.1%	3.1%	8,649.1		8,185.6		5.7%	5.7%
Volume (million unit cases)	412.1		399.9		3.1%	3.1%	1,241.1		1,177.7		5.4%	5.4%
Average price per unit case	61.52		55.05		11.8%		59.16		54.65		8.3%
Net revenues	26,865		23,588				77,886		69,063
Other operating revenues	190		230				531		573
Total Revenues (2)	27,056	100.0%	23,818	100.0%	13.6%	19.5%	78,417	100.0%	69,636	100.0%	12.6%	22.0%
Cost of goods sold	15,652	57.9%	13,659	57.3%			46,057	58.7%	41,428	59.5%
Gross profit	11,403	42.1%	10,159	42.7%	12.2%	17.4%	32,360	41.3%	28,208	40.5%	14.7%	24.9%
Operating expenses	8,454	31.2%	7,600	31.9%			23,751	30.3%	20,820	29.9%
Other operative expenses, net	40	0.1%	156	0.7%			307	0.4%	289	0.4%
Operative equity method (gain) loss in associates (3)	(18)	-0.1%	(25)	-0.1%			(52)	-0.1%	(66)	-0.1%
Operating income (4)	2,927.4	10.8%	2,427.7	10.2%	20.6%	25.7%	8,353.6	10.7%	7,164.5	10.3%	16.6%	28.1%
Depreciation, amortization & other operating non-cash charges	1,663	6.1%	1,220	5.1%			4,653	5.9%	3,454	5.0%
Adj. EBITDA (4)(5)	4,590	17.0%	3,647	15.3%	25.8%	35.5%	13,007	16.6%	10,619	15.2%	22.5%	36.9%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q24 Results	Page 13 of 17
October 25, 2024

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Sep-24	Dec-23	% Var.
Current Assets
Cash, cash equivalents and marketable securities	41,493	31,060	34%
Total accounts receivable	16,600	17,749	-6%
Inventories	13,973	11,880	18%
Other current assets	8,674	7,049	23%
Total current assets	80,740	67,738	19%
Non-Current Assets	-	-
Property, plant and equipment	153,835	133,406	15%
Accumulated depreciation	(62,358)	(54,676)	14%
Total property, plant and equipment, net	91,478	78,730	16%
Right of use assets	2,815	2,388	18%
Investment in shares	10,105	9,246	9%
Intangible assets and other assets	103,904	101,162	3%
Other non-current assets	18,882	14,256	32%
Total Assets	307,924	273,520	13%

Liabilities & Equity	Sep-24	Dec-23	% Var.
Current Liabilities
Short-term bank loans and notes payable	2,557	140	1726%
Suppliers	30,966	27,351	13%
Short-term leasing Liabilities	818	752	9%
Other current liabilities	36,533	26,673	37%
Total current liabilities	70,873	54,916	29%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	69,325	65,074	7%
Long Term Leasing Liabilities	2,205	1,769	25%
Other long-term liabilities	17,674	18,056	-2%
Total liabilities	160,076	139,815	14%
Equity	-	-
Non-controlling interest	7,545	6,680	13%
Total controlling interest	140,303	127,025	10%
Total equity	147,848	133,705	11%
Total Liabilities and Equity	307,924	273,520	13%

	Sep 30, 2024
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	58.9%	3.7%	8.7%
U.S. Dollars	17.7%	53.2%	4.2%
Colombian Pesos	1.4%	0.0%	6.3%
Brazilian Reals	21.1%	18.8%	9.3%
Argentine Pesos	0.9%	0.0%	50.1%
Total Debt	100%	23.4%	8.4%

(1)	After giving effect to cross- currency swaps.
(2)	Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	3Q 2024	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	30,307	37,794	-19.8%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.57	0.81
Adj. EBITDA/ Interest expense, net (1)	11.73	11.86
Capitalization (2)	33.1%	32.8%

(1) Net debt = total debt - cash

(2) Total debt / (total debt + shareholders' equity)

(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q24 Results	Page 14 of 17
October 25, 2024

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	3Q 2024					3Q 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	373.1	31.7	92.3	39.9	537.0	377.2	31.8	98.7	37.5	545.3	-1.5%
Guatemala	44.4	2.5	-	2.3	49.2	41.3	2.1	-	2.3	45.7	7.5%
CAM South	35.0	1.3	0.9	5.5	42.8	34.3	1.3	0.8	5.7	42.2	1.5%
Mexico and Central America	452.6	35.4	93.3	47.8	629.0	452.8	35.3	99.6	45.5	633.2	-0.7%
Colombia	66.0	10.5	3.9	7.1	87.4	68.6	11.0	3.7	7.7	91.0	-4.0%
Brazil (3)	227.5	19.1	2.2	23.2	272.0	214.1	18.2	2.4	21.2	255.9	6.3%
Argentina	31.1	5.0	1.5	3.3	40.9	31.5	4.7	1.4	3.4	41.0	0.0%
Uruguay	9.4	1.5	-	0.7	11.7	9.4	2.1	-	0.5	12.0	-2.6%
South America	334.0	36.1	7.6	34.4	412.1	323.6	35.9	7.5	32.8	399.9	3.1%
TOTAL	786.5	71.5	100.9	82.2	1,041.1	776.5	71.2	107.1	78.4	1,033.1	0.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	3Q 2024				3Q 2023				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	2,036.8	223.2	279.2	2,539.2	2,067.6	225.8	260.4	2,553.7	-0.6%
Guatemala	339.1	16.3	24.9	380.3	313.4	14.8	24.0	352.2	8.0%
CAM South	261.5	13.4	55.9	330.8	254.1	13.1	59.7	326.9	1.2%
Mexico and Central America	2,637.4	253.0	360.0	3,250.4	2,635.1	253.7	344.0	3,232.8	0.5%
Colombia	485.7	106.8	55.2	647.7	508.2	115.4	77.1	700.7	-7.6%
Brazil (3)	1,547.5	168.4	266.1	1,982.0	1,433.2	158.4	239.5	1,831.1	8.2%
Argentina	158.8	30.1	27.8	216.8	165.6	30.8	31.9	228.2	-5.0%
Uruguay	44.6	5.9	5.8	56.3	44.0	7.6	4.2	55.8	0.7%
South America	2,236.6	311.2	355.0	2,902.7	2,151.0	312.2	352.6	2,815.8	3.1%
TOTAL	4,874.0	564.1	715.0	6,153.2	4,786.0	565.9	696.7	6,048.6	1.7%

Revenues

Expressed in million Mexican Pesos	3Q 2024	3Q 2023	Δ %
Mexico	34,500	32,378	6.6%
Guatemala	4,157	3,331	24.8%
CAM South	3,889	3,327	16.9%
Mexico and Central America	42,546	39,035	9.0%
Colombia	5,181	4,801	7.9%
Brazil (4)	17,747	15,760	12.6%
Argentina	2,852	2,245	27.1%
Uruguay	1,275	1,012	26.0%
South America	27,056	23,818	13.6%
TOTAL	69,601	62,853	10.7%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 1,175.3 million for the third quarter of 2024 and Ps. 1,421.6 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q24 Results	Page 15 of 17
October 25, 2024

COCA-COLA FEMSA

YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2024					YTD 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,107.9	107.0	290.3	121.7	1,626.8	1,062.7	95.3	290.7	110.8	1,559.5	4.3%
Guatemala	130.8	7.6	-	7.1	145.5	117.1	5.7	-	6.9	129.8	12.1%
CAM South	108.0	4.4	2.9	16.7	132.1	100.8	4.8	1.9	17.1	124.6	6.0%
Mexico and Central America	1,346.8	119.0	293.2	145.5	1,904.5	1,280.6	105.8	292.6	134.9	1,813.9	5.0%
Colombia	196.5	30.4	12.0	21.8	260.7	193.9	29.1	10.5	22.3	255.7	2.0%
Brazil (3)	691.6	58.7	7.4	72.0	829.7	636.0	52.8	7.0	61.4	757.2	9.6%
Argentina	87.3	14.3	5.2	8.9	115.7	97.3	14.5	3.9	11.9	127.6	-9.3%
Uruguay	28.1	4.8	-	2.0	35.0	28.6	7.1	-	1.6	37.3	-6.1%
South America	1,003.6	108.3	24.5	104.7	1,241.1	955.7	103.4	21.4	97.1	1,177.7	5.4%
TOTAL	2,350.3	227.3	317.7	250.2	3,145.6	2,236.3	209.2	314.1	232.0	2,991.6	5.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2024				YTD 2023				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	6,134.4	739.7	853.0	7,727.1	5,935.0	675.7	783.1	7,393.8	4.5%
Guatemala	981.2	51.1	74.8	1,107.0	886.3	43.7	70.3	1,000.3	10.7%
CAM South	789.0	43.6	168.1	1,000.7	745.3	40.6	183.2	969.1	3.3%
Mexico and Central America	7,904.6	834.4	1,095.9	9,834.8	7,566.6	760.0	1,036.5	9,363.2	5.0%
Colombia	1,440.1	311.5	179.5	1,931.1	1,429.1	305.2	234.1	1,968.4	-1.9%
Brazil (3)	4,606.6	511.9	817.9	5,936.4	4,182.7	463.8	689.0	5,335.5	11.3%
Argentina	445.5	88.5	76.4	610.4	507.3	94.2	104.9	706.3	-13.6%
Uruguay	135.6	18.6	17.0	171.2	135.7	26.0	13.8	175.4	-2.4%
South America	6,627.8	930.6	1,090.7	8,649.1	6,254.6	889.2	1,041.8	8,185.6	5.7%
TOTAL	14,532.4	1,764.9	2,186.6	18,484.0	13,821.3	1,649.2	2,078.3	17,548.8	5.3%

Revenues

Expressed in million Mexican Pesos	YTD 2024	YTD 2023	Δ %
Mexico	102,828	91,906	11.9%
Guatemala	11,401	9,664	18.0%
CAM South	11,227	10,171	10.4%
Mexico and Central America	125,456	111,740	12.3%
Colombia	14,850	12,585	18.0%
Brazil (4)	52,027	46,838	11.1%
Argentina	8,169	7,102	15.0%
Uruguay	3,371	3,110	8.4%
South America	78,417	69,636	12.6%
TOTAL	203,873	181,376	12.4%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 3,704.4 million for the first nine months of 2024 and Ps. 4,382.5 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q24 Results	Page 16 of 17
October 25, 2024

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	3Q24	YTD
Mexico	4.66%	1.46%	2.86%
Colombia	6.04%	0.64%	4.62%
Brasil	3.93%	0.49%	2.96%
Argentina	224.74%	11.96%	101.87%
Costa Rica	0.63%	0.25%	0.37%
Panama	0.36%	-0.72%	0.36%
Guatemala	3.38%	1.08%	2.28%
Nicaragua	3.97%	-0.05%	2.94%
Uruguay	5.46%	0.80%	4.30%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q24	3Q23	Δ %	YTD 24	YTD 23	Δ %
México	18.92	17.06	10.9%	17.71	17.83	-0.7%
Colombia	4,097.21	4,047.64	1.2%	3,982.02	4,410.88	-9.7%
Brasil	5.55	4.88	13.6%	5.24	5.01	4.6%
Argentina	942.75	312.85	201.3%	887.89	245.82	261.2%
Costa Rica	525.66	543.28	-3.2%	519.70	551.67	-5.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.74	7.86	-1.5%	7.77	7.83	-0.8%
Nicaragua	36.62	36.49	0.4%	36.62	36.40	0.6%
Uruguay	40.53	37.96	6.8%	39.39	38.58	2.1%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-24	Sep-23	Δ %	Jun-24	Jun-23	Δ %
México	19.63	17.62	11.4%	18.38	17.07	7.6%
Colombia	4,164.21	4,053.76	2.7%	4,148.04	4,191.28	-1.0%
Brasil	5.45	5.01	8.8%	5.56	4.82	15.3%
Argentina	970.50	349.95	177.3%	912.00	256.70	255.3%
Costa Rica	522.87	542.35	-3.6%	528.80	549.48	-3.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.86	-1.7%	7.77	7.85	-1.0%
Nicaragua	36.62	36.53	0.3%	36.62	36.44	0.5%
Uruguay	41.64	38.56	8.0%	39.99	37.41	6.9%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q24 Results	Page 17 of 17
October 25, 2024